Contact

www.linkedin.com/in/jon-sewell-4700b83 (LinkedIn)

Top Skills

Healthcare
Change Management
Coaching

Jon Sewell

Founder and Chairman at Go LoCo Co-ops
Cedar Rapids

Summary

I've had a 40 year career spanning both the non profit healthcare sector (30 years) and food service industry. Utilizing skills developed from creating and managing over 20 multi hospital Co-ops, I've created a 3rd party delivery Co-op model that allows multi member restaurant Co-ops to develop their own 3rd party delivery services. This provides them an alternative to the extremely expensive for-profit 3rd party systems (Grubhub, DoorDash/Uber Eats) while also providing much better customer service. I've successfully launched two of these Co-ops over the past four years and have also launched four co-ops utilizing a franchise model.

Experience

Go LoCo
Founder and Chair
January 2022 - Present (4 months)
Cedar Rapids, IA

LoCo Co-ops
President & Founder
September 2019 - Present (2 years 8 months)
Cedar Rapids, Iowa, United States

LoCo co-ops is a company offering franchise opportunities to develop restaurant owned and managed food delivery co-ops.

CHOMP Food Delivery Services LLC
Co Founder
July 2017 - Present (4 years 10 months)
Iowa City, IA

CHOMP LLC is a restaurant owned delivery co-op that covers the Iowa City MSA. It provides substantial commission savings to it's members, much better customer service and protects restaurants customer data.

Self-employed

Calzone restaurant owner
November 2013 - Present (8 years 6 months)
Iowa City, Iowa Area

Health Enterprises of Iowa
CEO
July 2009 - July 2012 (3 years 1 month)

Rochester General Health System
SVP of Business Development
2007 - 2009 (2 years)

Universal Health Services
CEO
2005 - 2007 (2 years)

North Colorado Medical Center
CEO
1999 - 2005 (6 years)

Munson Medical Center
vp
1989 - 1999 (10 years)

Oakwood Hospital & Medical Center
Director of Radiology
July 1982 - December 1989 (7 years 6 months)

Providence Hospital
Management Engineer
August 1981 - June 1982 (11 months)

National Bank of Detroit
Methods Analyst
January 1979 - May 1981 (2 years 5 months)

Education

University of Michigan
· (1974 - 1978)

Wayne State University
MBA · (1980 - 1983)

Northville High School
· (1970 - 1974)